Exhibit 1

Development Bank of Japan

This description of the Development Bank of Japan is dated January 18, 2006 and appears as Exhibit 1 to its Annual Report on Form 18-K to the U.S. Securities and Exchange Commission.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF DEVELOPMENT BANK OF JAPAN.

FURTHER INFORMATION

This document appears as an exhibit to the Annual Report of Development Bank of Japan filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K. Additional information with respect to Development Bank of Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. Copies of such documents may also be obtained from Development Bank of Japan by telephoning 813-3244-1829. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on January 17, 2006, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥114.71=$1.00, and the noon buying rate on January 17, 2006 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥115.83=$1.00.

References to fiscal years of Development Bank of Japan are to the 12-month periods commencing on April 1 of the year indicated.

Unless otherwise indicated, all amounts are presented on a basis consistent with the statutory financial statements of Development Bank of Japan, which are prepared in accordance with the Development Bank of Japan Law (the “DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally applied to special public corporations in Japan.

In this document where information is presented in thousands, millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million or one billion, as the case maybe, have been truncated unless otherwise specified. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be, except as otherwise indicated. In some cases, figures presented in tables in this document may not add up due to such truncating or rounding.

DEVELOPMENT BANK OF JAPAN

Development Bank of Japan (“DBJ”) was established on October 1, 1999 as a governmental financial institution. DBJ’s name and basic mission are provided by the Development Bank of Japan Law (the “DBJ Law”). DBJ is the result of a merger between The Japan Development Bank (“JDB”) and the Hokkaido-Tohoku Development Finance Public Corporation (“HTDF”).

The DBJ Law provides that DBJ’s purpose is to promote:

•	the energy and sustainable development of Japan’s economy and society;

•	the realization of an affluent national life; and

•	the independent development of local economies.

To promote these objectives, DBJ provides long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions.

DBJ’s capital is wholly owned by the Japanese Government, and DBJ is subject to government control and supervision in conducting its operations. The Minister of Finance has supervisory powers over DBJ and determines, with the approval of the Diet, the amount of government funds to be loaned to DBJ for its lending. DBJ’s annual budget of revenues and expenditures is included in the Government Agencies Budget drawn up by the Minister of Finance, which is subject to approval by the Diet. The Governor and the Auditors of DBJ are appointed by the Minister of Finance.

CAPITALIZATION

The capitalization of DBJ as of March 31, 2005 was as follows:

(in millions)
Long-term borrowings:
Long-term borrowings from government	¥10,193,136
Bonds and notes	1,994,801
Funds entrusted	21,663

Total long-term borrowings(1)	12,209,600
Capital and statutory reserve:
Capital	1,215,461
Statutory reserve (excluding appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2005)	1,027,021
Appropriation of net earnings as a statutory reserve for the fiscal year ended March 31, 2005	52,533

Total capital and statutory reserve	2,295,015

Total capitalization	¥14,504,615

(1)	For additional information relating to long-term borrowings, see “Balance Sheets” and “Notes to Financial Statements”.

STATEMENTS OF EARNINGS OF DEVELOPMENT BANK OF JAPAN

See “Non-consolidated Statements of Earnings” set forth on page 25 and “Notes to Financial Statements” set forth on pages 27 to 32 herein.

BUSINESS

Purpose and Authority

Under the DBJ Law, DBJ’s principal authority is to provide long-term financing and related services to qualified projects as a supplement and inducement to the lending and other services provided by commercial financial institutions. The DBJ Law specifies that all loans and guarantees extended by DBJ and all debentures subscribed to by DBJ shall have an original maturity of not less than one year and that DBJ shall not compete with commercial financial institutions in conducting its business.

The total outstanding amount DBJ can lend, guarantee and invest is limited by the DBJ Law to the sum of its borrowing authority plus its capital and statutory reserve. Its authority to borrow is limited to 14 times its capital and statutory reserve. As of March 31, 2005, total borrowings were ¥12,209 billion, representing 38.9% of DBJ’s borrowing authority on that date.

Pursuant to the DBJ Law, JDB and HTDF were dissolved upon the establishment of DBJ on October 1, 1999. Also pursuant to the DBJ Law, all of the rights and obligations of JDB and HTDF were assigned to and assumed by DBJ.

The Japan Development Bank

JDB was established in 1951 as a governmental financial institution. JDB’s principal authority was to make loans for the development of industry, the economy and society in general. Most of its loans were made to finance plant and equipment (including aircraft, ships and rolling stock), the reclamation of land, and urban redevelopment. During the last ten years of its operation, JDB’s authority was extended to make equity investments in designated fields; to enlarge the research and development loan program; to make loans to promote the commencement of specified businesses; and to contribute to improving the nation’s social and economic infrastructure through its low-interest loan program for constructing facilities. JDB was also authorized to guarantee obligations for projects it could itself finance. DBJ assumed these operations on October 1, 1999.

Hokkaido-Tohoku Development Finance Public Corporation

HTDF was established in 1956 as a governmental financial institution. HTDF’s principal authority was to provide long-term funds to projects in the Hokkaido and Tohoku regions of Japan in order to promote industrial development in those regions. HTDF invested in, and provided finance and loan guarantees to corporations whose operations were vital to industrial development in those regions, enabling such corporations to purchase capital equipment and access long-term operating funds. HTDF also provided various types of information on local industries and supported regional development project start-ups. DBJ assumed these operations on October 1, 1999.

Other Functions

In addition to the operations of JDB and HTDF, on October 1, 1999 DBJ also assumed the finance functions formerly conducted by the Japan Regional Development Corporation and the Japan Environment Corporation, both governmental institutions.

Government Control and Supervision

DBJ is under Japanese Government control and supervision in conducting its operations. The Minister of Finance draws up the government’s Fiscal Investment and Loan Program (“zaito”) each year which, subject to approval by the Diet, determines the allocation of funds to institutions like DBJ that implement government policies. The allocations are included in the Government Special Accounts Budget and DBJ’s budget of revenues and expenditures is included in the Government Agencies Budget for that fiscal year. DBJ’s accounts are audited by DBJ’s Auditors and are submitted to the Diet after examination by the Board of Audit, an independent body created under the Constitution of Japan.

The Minister of Finance has supervisory powers with regard to DBJ and may require it to make reports as to its operations or examine its books and records whenever he or she deems it necessary. On the basis of any such report or examination, the Minister may issue such orders to DBJ concerning its operations as he or she deems necessary for enforcement of the DBJ Law.

Until the year ended March 31, 2001, DBJ’s lending operations were financed in part by funds from the Fiscal Investment and Loan Program of the Japanese Government (“zaito”) and issuances of DBJ’s bonds explicitly guaranteed by the Japanese Government under the zaito program. Effective April 1, 2001, the zaito program was fundamentally changed from a system in which funds from the government’s Postal Savings and Pension reserves were deposited with the zaito program on a compulsory basis for use by the relevant agencies, including DBJ, to a system in which the government generally raises from capital markets only the amount of funds necessary for these agencies’ projects. As part of the reform, these agencies, including DBJ, are also authorized to raise funds from the capital markets without a guarantee from the government. DBJ is currently authorized to issue in the Japanese domestic market up to ¥240 billion in aggregate principal amount of bonds without a guarantee from the government.

As indicated under “Management”, the Governor and the Auditors of DBJ are appointed by the Minister of Finance.

Recent Developments Regarding Special Public Institutions

The Government has been discussing reforming governmental financial institutions and other government-affiliated institutions, collectively called “special public institutions”. The Outline of Administrative Reforms adopted by a cabinet meeting on December 1, 2000 requires that the businesses and organizational forms of all special public institutions undergo a thorough review, reflecting recent changes in social and economic conditions. In the Reorganization and Rationalization Plan for Special Public Institutions, which was approved by a cabinet meeting on December 19, 2001, the following plans were suggested to DBJ:

•	One of the reform principles is to “let private entities handle as much as they are capable of doing”. In line with this policy, DBJ should streamline its loan programs, adjust its lending terms and conditions, and specialize in taking credit risks in such fields as project finance, regional development, etc.

•	DBJ should seek to liquidify and/or securitize loan assets and to compress its outstanding loans. Also, DBJ should make optimal use of its guarantor function.

•	DBJ should take appropriate measures regarding risk management of its loan assets. It should disclose appropriate information on its allowances.

•	DBJ should clearly identify who is responsible for setting interest rates, taking into account policy priorities and other factors.

•	DBJ should work to develop policy evaluation methods and introduce a system by which the evaluation results can be reflected in its operations. Policy costs should be clearly stated.

Since the beginning of 2002, an overall review of the area, scope and organizational structure of policy finance has been and is being discussed by the Council on Economic and Fiscal Policy (CEFP), an advisory body for the Prime Minister. The CEFP announced “Reform of Policy Finance” on December 13, 2002.

In the announcement, it was indicated that the reform should be implemented in a three-step process by:

•	utilizing policy finance to support acceleration of disposal of non-performing loans until the end of March 2005;

•	reviewing and shaping the function, scale and organization of policy finance to the desired standards during a three-year preparatory period from March 2005 to March 2008; and

•	streamlining and reorganizing the policy finance system toward a new system after March 2008.

Subsequently, on November 29, 2005, the CEFP completed the “Basic Policy on the Reform of Policy Finance” (the “Basic Policy”) based on the Reform of Policy Finance announced on December 13, 2002. In accordance with the Basic Policy, CEFP announced the implementation of the fundamental reform of policy finance and the transfer of the special public institutions into a new framework commencing in fiscal year 2008.

The Basic Policy sets forth four basic principles. First, policy finance will be limited to the following three functions, and all other current functions will be abolished: 1) provision of financing to small and medium-sized enterprises and individuals; 2) financing necessary to secure overseas resources and international competitiveness in line with national policy; and 3) provision of yen loans that have the dual function of policy finance and development assistance. Second, the size of policy finance will be reduced by half in accordance with the realization of “small and efficient government” through the following steps: 1) reducing by half the ratio of loans outstanding to GDP by fiscal 2008; 2) not incurring any new financial burdens; 3) continually reducing the scale of policy finance after the new framework takes effect through establishing market testing, assessment and monitoring mechanisms; and 4) completing full privatization of those special public institutions that will be privatized. Third, an emergency response system, which makes use of the resources of private financial institutions, will be established to deal with natural disasters, acts of terrorism and financial crises. Finally, the following actions will be taken in order to achieve the efficient administration of special pubic institutions: 1) engaging in activities that complement those of private financial institutions, such as partial funding guarantees, securitizations and indirect loans; 2) immediately prohibiting government bureaucrats from obtaining posts in the top management of special public institutions with which they used to do business; and 3) making operations more efficient through streamlining the newly integrated institutions.

The Basic Policy divides the functions of the special public institutions into those from which policy finance will be withdrawn, those which are necessary and will be maintained and those that are currently necessary but may be withdrawn in the future. According to the Basic Policy, DBJ’s function of providing loans to large and medium-sized businesses is no longer necessary as a matter of policy finance and is an area from which policy finance should be withdrawn, since unlike during the high-growth period of the Japanese economy when the nation lacked funding, various forms of financing, including not only loans but also the issuance of debt or equity securities, are available for enterprises today. The Basic Policy also proposes that DBJ be completely privatized as a single entity so that it can continue to maintain its numerous functions and thus remain capable of developing new financial technologies. In addition, certain minimal transition measures should be taken to ensure that DBJ will be financially self-reliant.

Regarding the process of the transformation of the special public institutions into new entities and submitting the relevant bills to the Diet, the Basic Policy calls for the Headquarters for the Implementation of Policy Finance Reform to be established within the Cabinet, with the Prime Minister serving as chief and the Minister of State for Regulatory Reform and others serving as deputy chiefs. It also calls for the Japanese government to soon commence drafting bills related to the reform of policy finance in accordance with the Basic Policy, followed by a detailed structuring of policy finance, and within the current fiscal year, for final draft proposals to be prepared and a definite time schedule for submitting the bills to the Diet to be finalized. During this process, the Headquarters for the Implementation of Policy Finance Reform should report to CEFP as needed, and administrative tasks should be handled by the Office for Promotion of Regulatory Reform under the Minister of State for Regulatory Reform. In addition, the Basic Policy identifies the following other matters that need to be taken into consideration: 1) when an organization is reorganized or privatized, there shall be due diligence to scrutinize its assets and liabilities, and if there are idle assets, they must be sold or returned to the national treasury; and 2) there must be no inconvenience incurred by the current borrowers and the holders of outstanding bonds.

Following completion of the Basic Policy, the Japanese government and the ruling parties agreed on four items on reforming policy finance:

•	Once consolidated, the special public institutions that remain are expected to utilize their present know-how and to maintain an efficient organizational structure that enables the institutions a view from the borrowers’ perspectives. In particular, as the nature of financing in the domestic context, such as to small and medium-sized enterprises and individuals, differs from international financing, there should be clear aims set for each type of financing, and specialization should be enforced and utilized through the establishment of specialized contact offices and the development of human resources.

•	The Okinawa Development Finance Corporation will exist in its current form until fiscal 2011, or the last year of the Okinawa Development Plan. Subsequently, it will merge into the Okinawa development program and be consolidated into the newly integrated special public institutions by 2011, while maintaining its functions autonomously.

•	The transitional period of privatization for DBJ and Shoko Chukin Bank will be five to seven years, depending on the market situation. In addition, transitional measures are to be taken in order to secure a sound financial basis for the Japan Finance Corporation for Municipal Enterprises.

•	In order to maximize policy finance functions in a timely manner in the event of a crisis, such as a financial or international currency crisis, a natural disaster, an act of terrorism or an epidemic, and temporarily expand the safety net for related financial institutions, including privatized enterprises, consideration should be given as soon as possible to establish necessary procedures and standards and create a system whereby decisions made by the Prime Minister can be carried out promptly.

On December 24, 2005, the Cabinet adopted the Basic Policy and the agreement between the Japanese government and the ruling parties.

Operations

Loan and Investment Operations

The following tables set forth, as of the dates indicated or for the periods indicated, the total amounts of outstanding and new loans and investments made by DBJ by project area.

Loans and Investments Outstanding by Project Area

	As of March 31,
	2004		2005
	(amounts in millions)
Creation of self-reliant regions
Development of regional social infrastructure	¥2,301,205	15.1%	¥2,233,037	15.6%
Revitalization of regional economies	1,338,292	8.8	1,344,394	9.4

Subtotal	3,639,498	23.9	3,577,431	25.0

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	4,607,207	30.3	4,289,020	30.0
Transport and distribution networks	3,491,639	22.9	3,321,403	23.2
Telecommunications networks	649,499	4.3	537,892	3.8

Subtotal	8,748,346	57.5	8,148,315	57.0

Structural reform and economic revitalization
Reform of economic structure	1,898,160	12.5	1,756,502	12.2
Development of new technologies and businesses	294,017	1.9	254,252	1.8

Subtotal	2,192,177	14.4	2,010,754	14.0

Improvement of social capital	641,596	4.2	584,097	4.0

Total(1)	¥15,221,619	100.0%	¥14,320,600	100.0%

(1)	DBJ’s total equity investments outstanding were ¥311,427 million as of March 31, 2004 and ¥304,218 million as of March 31, 2005. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

New Loans and Investments by Project Area

	Fiscal year ended March 31,
	2004		2005
	(amounts in millions)
Creation of self-reliant regions
Development of regional social infrastructure	¥182,458	15.4%	¥164,073	14.3%
Revitalization of regional economies	93,091	7.9	205,556	17.9

Subtotal	275,549	23.3	369,629	32.2

Enhancement of quality of life
Environmental protection, energy, disaster prevention and welfare measures	252,116	21.3	234,145	20.5
Transport and distribution networks	186,290	15.7	206,841	18.0
Telecommunications networks	9,725	0.8	12,017	1.0

Subtotal	448,131	37.9	453,003	39.5

Structural reform and economic revitalization
Reform of economic structure	400,383	33.8	273,164	23.8
Development of new technologies and businesses	15,707	1.3	19,882	1.7

Subtotal	416,090	35.2	293,046	25.5

Improvement of social capital	43,362	3.7	32,346	2.8

Total(1)	¥1,183,132	100.0%	¥1,148,025	100.0%

(1)	DBJ’s total equity investments were ¥61,644 million for the fiscal year ended March 31, 2004 and ¥58,736 million for the fiscal year ended March 31, 2005. For the purposes of this table, equity investments are recognized as outstanding as of the date on which the investment commitment is made. For the purposes of its statutory financial statements included elsewhere in this document, however, DBJ does not account for an equity investment until the actual investment is made.

The following table sets forth DBJ’s plan for its loans and investments by project area for the fiscal year ending March 31, 2006.

Loans and Investments Planned by Project Area for the Fiscal Year Ending March 31, 2006

	(amounts in billions)
Technologies reform and economic revitalization	¥300.0	25.7%
Support for regional economies	549.0	47.0
Environmental measures and infrastructure	300.0	25.7

Sub-total	1,149.0	98.4
Improvement of social capital	19.0	1.6

Total	¥1,168.0	100.0%

Guarantee Operations

DBJ also has the authority to guarantee borrowings incurred for purposes consistent with its policies. As of March 31, 2005, DBJ’s guarantee obligations amounted to ¥98,757 million. The amount of guarantee obligations increased by ¥21,936 million during the fiscal year ended March 31, 2005.

Greater Focus on Three Priority Areas

In light of policies developed by the CEFP and other government bodies, DBJ will focus on investment and loan programs intended to promptly address pressing matters among policy issuers in fields such as regional economies, the environment, and technology. Particular emphasis was laid on the issues listed below.

Contributions to Regional Revitalization:

•	Measures to expand job opportunities

-	DBJ will establish a system to support regional core business operations through its Interest Rate Policy III, and contribute to the expansion of job and employment opportunities for young people.

-	DBJ will extend an implementation period of a measure to lower interest rates for business operations which contribute to the expansion of job opportunities in underpopulated and other disadvantaged areas.

•	Measures for urban development and revitalization of tourism in light of each region’s particular characteristics

-	DBJ will incorporate landmark buildings pursuant to the law concerning scenery into its financing operations in order to promote regional development in terms of scenery and landscape.

-	DBJ will lower its interests rates on business operations that enhance accommodation facilities which contribute to attracting visitors from other regions.

•	Other measures

-	DBJ will establish a new system in collaboration with regional financial institutions to supply funds necessary for maintaining credit, such as through credit sales and purchase, to support business activities between regional companies.

-	DBJ will extend the time frame for a system managed in collaboration with regional financial institutions to make investments designed to promote rationalization and streamlining of regional mid-sized companies.

-	By creating a system of low-interest loans with shortened durations, DBJ will contribute to the growth and development of terrestrial digital broadcasting.

-	DBJ will make use of regional resources in regions with cold climates and incorporate into its financing business operations such as manufacturing businesses that utilize technology created in such cold-climate regions.

Active Efforts to Address Environment Issues:

-	DBJ will create a new system to promote different kinds of business operations that contribute to solving the problem of global warming and formulate an outline of a plan to help tackle global warming.

-	DBJ will set up a system to provide support for comprehensive energy conservation measures.

-	DBJ will expand the scope of its system whereby interest rates vary according to the results of an environment scoring system for individual business operations which contribute to environmental measures.

-	DBJ will lower interest rates for business operations that supply environmentally friendly, low sulfur-concentrated, high-quality petroleum.

Promotion of Economic Revitalization through Technological Advancement:

•	Creation and revitalization of new industries through new technological developments

-	DBJ will lower interest rates for business operations which require superior technology and generate more employment opportunities in seven important areas as part of its strategy to create new industries: fuel cells, information home appliances, robots, contents, health and welfare equipment and services, environment and energy equipment and services and business support services.

-	DBJ will extend the time period for special, low interest rates for projects relating to the development of new technologies through the year ending March 31, 2006.

•	Further enhancement of market-oriented indirect financing to promote economic revitalization

-	In addition to incorporating securitization activities into its financing operations, by engaging extensively in syndicated loans with an emphasis on cash flow generated by companies, DBJ will promote market-oriented indirect financing.

•	Measures to support a comfortable and secure lifestyle by using information technology

-	DBJ will incorporate into its financing business operations which enhance the safety of products and consumer confidence by applying production and quality management from the production of goods to their distribution by utilizing an electronic tag system.

•	Measures to advance disaster prevention measures

-	DBJ will lower interest rates for business operations which contribute to disaster prevention, such as operations that promote earthquake-resistance of buildings and ports, in light of the increased risk of large-scale disasters such as earthquakes in the eastern, southeastern and southern coasts of Japan.

Loan, Guarantee and Investment Terms

DBJ develops annually a set of loan, guarantee and investment guidelines as required by Section 1 of Article 23 of the DBJ Law. DBJ’s guidelines for the fiscal year ended March 31, 2006 are described below:

Basic Policy on Loans and Related Matters

DBJ conducts its operations regarding loans, debt guarantees, acquisitions of corporate bonds, assumptions of obligations, and investments in accordance with its mid-term policy and its loan, guarantee and investment guidelines with the aim of complementing and encouraging private financing and under the principle of certainty of repayment.

Terms described in the loan, guarantee and investment guidelines under Article 2 of the DBJ Law Cabinet Order are also specified in each item under its lending policy.

Interest Rates

DBJ bases its interest rates to be charged on (i) the principle of equalization of income and expenditure, so that DBJ’s revenues will cover its expenditures and losses, and (ii) on financial market conditions, including the normal terms applied by commercial financial institutions to loans or debt guarantees.

DBJ sets the interest rate applicable to each loan in accordance with interest rates categorized and predetermined by projects specified under its lending policy.

The guarantee rates applied to debt guarantees are determined in consideration of the guarantee rates of commercial financial institutions and other factors and of general financial conditions.

The yields on acquisition of corporate bonds are required to be as follows: in a subscription for the full amount of an entity’s private placement bonds, the yields shall be the same as interest rates on loans; in a subscription for partial amounts, the yields shall be the same as those of other investors; and in publicly issued bonds (straight corporate bonds only), the yields shall be the same as those in the market.

Participation Ratios

The ratios of DBJ’s participation to the total cost of applicable projects with respect to loans, guarantees, and acquisition of corporate bonds are as follows:

Loans and acquisitions of corporate bonds

In principle, DBJ’s participation ratios are set within the limits set forth in each applicable project in the category of “loans”. With respect to subscriptions to publicly-issued bonds, the ceiling is set at 50% of the project cost or 50% of the issue amount, whichever is lower.

The ceiling on the ratio of loans to companies with outstanding capability to raise long-term funds (i.e., listed companies whose bonds are classified as triple-A) shall be 30% and the ceiling on the ratio of loans to companies with fair capability to raise long-term funds, such as companies whose bonds are classified as double- or single-A shall be 40%, although in exceptional circumstances such loan ratios can be flexible when a loan is requested by a private financial institution or when the purpose of the loan is of a highly public nature.

Debt guarantees

In principle, the upper limit on DBJ’s project participation through debt guarantees, combined with loans, shall be 80% of the project cost. The range of guarantees shall in principle be 80% of the debts incurred with respect to each applicable project.

When providing guarantees for issuances of corporate bonds, DBJ maintains a flexible stance in relation to upper limits and other aspects.

Investments

DBJ’s guidelines state that it will make investments in projects or entities: (1) the activities of which accord substantially with the Japanese Government policies and have a strongly public character; (2) such as funds that invest in entities that would otherwise be eligible for lending and other support under DBJ’s investment and lending guidelines; (3) the activities of which are desirable from a policy perspective but, because they are unlikely to become profitable quickly due to risks and low profitability in the early stages, would not be feasible with private financing alone; (4) in which private companies are expected to make sizable investments, excluding entities conducting projects which, from the perspectives of profitability and risk, would be feasible from private financing alone; and (5) which are regarded as certain to generate sufficient profits to cover projected dividends related to the investment.

In principle, the ceiling shall be 50% of the capital of the recipient of an investment.

Currency, Maturities and Other Matters

All of DBJ’s loans are denominated in Japanese yen, except for foreign currency loans, which accounted for 0.7% of DBJ’s total loans outstanding as of March 31, 2005. DBJ is required by the DBJ Law to make loans with an original maturity of at least one year.

The following table sets forth information concerning the maturities of DBJ’s outstanding loans and the corporate bonds it has purchased as of March 31, 2005. The amounts are presented on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Loans and Corporate Bonds Outstanding

Maturity	As of March 31, 2005
	(amounts in millions)
On or before March 31, 2006	¥1,745,330	12.5%
Between April 1, 2006 and March 31, 2010 (inclusive)	5,827,050	41.9
Between April 1, 2010 and March 31, 2015 (inclusive)	4,397,830	31.6
On or after April 1, 2015	1,951,353	14.0

Total	¥13,921,563	100.0%

Note:	The amounts deemed unrecoverable are excluded from the total amounts of loans to bankrupt or essentially bankrupt borrowers.

Allowance for Loan Losses

DBJ provides an allowance for loan losses, up to the maximum level permitted pursuant to an ordinance of the Ministry of Finance. See Note 2 of “Notes to Financial Statements”. As of March 31, 2005, the allowance totaled ¥41,896 million, equal to 0.3% of the total loans actually outstanding at that date.

Non-performing Loans

In cases where borrowers are unable to meet payments on their loans, DBJ may revise the terms of repayment in cooperation with other lenders. DBJ’s loans in arrears, loans for which principal payments were overdue by six months or more, amounted to ¥74,634 million as of March 31, 2005.

DBJ has introduced self-assessment standards (“jiko satei kijun”) to assess the credit quality of its assets in accordance with the Financial Inspection Manual of the Financial Services Agency and discloses its non-performing loans calculated under the Banking Law of 1981, as amended (the “Banking Law”), as well as the Law of the Emergency Measures for the Revitalization of the Functions of the Financial System of 1998, as amended (the “Financial Revitalization Law”). DBJ utilizes its financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan for the purposes of these self-assessments. For example, where loans to bankrupt or essentially bankrupt borrowers are covered by collateral or guarantees, the loan amount is directly reduced by deducting the amount of the loan that is not deemed to be covered by the assessed value of the collateral and/or the amounts deemed to be recoverable through guarantees, from the amount of the loan. ChuoAoyama PricewaterhouseCoopers, an independent accounting firm, has verified DBJ’s self-assessment including the scope of its disclosure of non-performing loans.

DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Banking Law. The following table sets forth the non-performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Banking Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the table below reflect the amounts in DBJ’s financial statements prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Banking Law (A)

	As of March 31,
	2004	2005
	(amounts in millions)
Loans to Bankrupt Debtors (B)	¥23,705	¥25,762
Delinquent Loans (C)	271,472	233,765

Subtotal	295,177	259,527

Percentage against the total loans outstanding	2.0%	1.9%
Loans Due Past Three Months or More (D)	270	466
Restructured Loans (E)	193,210	138,629

Total non-performing loans	¥488,658	¥398,624

Percentage against the total loans outstanding	3.3%	2.9%

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.

(B)	Loans to borrowers who are categorized as “borrowers in legal bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.

(C)	Loans to borrowers who are categorized as “borrowers in virtual bankruptcy” and “borrowers in possible bankruptcy” in accordance with DBJ’s standards of self-assessment on credit quality.

(D)	Excludes loans that are included in (1) “Loans to Bankrupt Debtors” and (2) “Delinquent Loans”.

(E)	Loans (other than “Loans to Bankrupt Debtors”, “Delinquent Loans” and “Loans Due Past Three Months or More”) in which DBJ has agreed to modify lending conditions in favor of borrowers by reducing the rate of interest, suspending payments of interest or principal, or forgiving the loans in whole or in part, in order to expedite the borrowers’ restructuring or to provide borrowers with financial support.

In addition, DBJ assesses its loans in accordance with disclosure requirements which are based, in all material respects, on those set forth in the Financial Revitalization Law. The following table sets forth non- performing loans of DBJ outstanding as of the dates indicated, calculated pursuant to the Financial Revitalization Law disclosure requirements, which are set forth in the notes to the table. As discussed above, the amounts listed in the tables below have been prepared on a basis consistent with generally accepted accounting principles applicable to commercial enterprises in Japan.

Principal Amount of Non-Performing Loans

Calculated and Disclosed under the Financial Revitalization Law (A)

	As of March 31,
	2004	2005
	(amounts in millions)
Loans to borrowers in bankruptcy or quasi-bankruptcy (B)	¥32,323	¥38,3283
Loans entailing risk (C)	262,981	222,167
Loans requiring special attention for recovery (D)	193,480	139,095

Subtotal	488,786	399,546

Percentage against the total loans outstanding	3.3%	2.9%
Normal loans (E)	14,440,911	13,619,331

Total loans outstanding	¥14,929,697	¥14,018,877

(A)	The figures in this table reflect partial direct write-offs, which are consistent with accounting principles applied to commercial enterprises in Japan, but are not permitted by accounting principles applied to special public corporations. Under the accounting principles applied to commercial enterprises, the secured or guaranteed portion of a loan subject to a partial direct write-off is not written off.

(B)	Loans to financially failed borrowers, who are subject to bankruptcy, corporate reorganization or other similar proceedings, as well as loans similar thereto.

(C)	Loans to borrowers who have not financially failed, but the financial condition and operating results have deteriorated and are likely to default on contractually mandated payment of principal and/or interest.

(D)	Comprised of (1) loans for which principal and/or interest payments are three months or more past due (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy” and “Loans entailing risk”), and (2) restructured loans the terms of which have been modified by DBJ to grant concessions to borrowers in financial difficulties in order to assist such borrowers’ restructuring and to expedite collection of such loans (excluding loans that are included in “Loans to borrowers in bankruptcy or quasi-bankruptcy”, “Loans entailing risk” and “Loans for which principal and/or interest payments are three months or more past due”).

(E)	Other than those set forth in (B), (C) and (D) above, loans to borrowers whose financial condition and operating results are deemed to have no material defects.

The following table breaks down DBJ’s outstanding non-performing loans by industry calculated and disclosed under the Banking Law.

Outstanding Non-Performing Loans by Industry

Calculated and Disclosed under the Banking Law

	As of March 31,
	2004	2005
	(amounts in millions)
Manufacturing	¥31,767	¥13,102
Agriculture, fishery and forestry	50	116
Mining	1,637	1,165
Construction	912	1,250
Electricity, gas, heat and water supply	1,087	1,473
Transport and communications	41,566	43,392
Wholesalers, retailers and restaurants	59,304	65,078
Financial and insurance businesses	—	—
Real estate	258,319	197,381
Services	94,010	75,662
Local public bodies	—	—

Total	¥488,658	¥398,624

We invest in and finance projects of public use and interest run by local government organizations referred to as “third sector corporations”. Though there is no clear definition of this term, we use it to refer to corporations in which local government organizations have invested or subscribed for shares, whose securities are not listed on any securities exchange or quoted in any over-the-counter market, that carry out projects with significant civic importance and public benefits. We finance projects such as those involving railways, airport terminals, cable television broadcasters and urban development, including underground parking lots, urban redevelopment and international conference halls. Because these projects tend to require a long period of time for investments to generate returns, they do not easily attract private corporation participants.

Our outstanding loans to third-sector companies in the fiscal year 2003 were ¥1.59 trillion, of which non-performing loans were ¥266 billion, or 16.7% as compared to a non-performing loan ratio of 3.3% for our operations as a whole. Our outstanding loans to third-sector companies in the fiscal year 2004 were ¥1.49 trillion, of which non-performing loans were ¥215 billion, a ratio of 14.4% as compared to a non-performing loan ratio of 2.9% for our operations as a whole.

The ratio of non-performing loans in the third-sector is relatively high as compared to our loan operations in general due to the fact that in general the third-sector businesses have a highly public nature and require a long period of time to recoup investments. In addition, there was some decrease in revenue performance resulting from economic stagnation. We make efforts to maintain our primary policy of conducting our third-sector loan operations in collaboration with related parties, including local public authorities.

The following table shows more detailed information of our non-performance loans to third-sector companies.

Non-Performing Loans to Third-Sector Companies

	As of March 31,
	2004	2005	Increase (Decrease)
	(amounts in millions)
Loans to bankrupt debtors	20	129	109
Delinquent loans	1,464	1,350	(114)
Loans past due three months or more	—	—	—
Restructured loans	1,182	673	(509)

Total (A)	2,667	2,153	(504)

Outstanding loans to the third-sector (B)	15,929	14,985	(944)
Ratio of outstanding loans = (A)/(B)	16.7%	14.4%	(2.4%)

The amount of non-performing loans which we wrote off in fiscal 2004 amounted to ¥68.6 billion, an increase of ¥58 billion from the previous year, as a result of more stringent levels of self-assessment. On the other hand, the general provision for loan losses decreased due to a reversal of ¥100.1 billion, mainly due to increased credit ratings resulting from improvement of business conditions, as well as a decline in outstanding balances. Consequently, credit sales related costs or gains, or the sum of the amount of written-off non-performing loans and the amount transferred to the general provision for loan losses, continued to record a net gain amounting to ¥31.5 billion in fiscal 2004, an increase of ¥2.2 billion from the previous fiscal year.

	Fiscal year ended March 31,
	2004	2005	Increase (Decrease)
	(Unit: ¥100 million)
Amount transferred to the individual provision for loan losses	19	491	471
Amount transferred to investment loss reserve	40	70	30
Depreciation of loans and bills discounted	38	142	104
Amortization of shares, etc.	5	0	4
Others	0	(19)	(20)

Subtotal	105	686	580

Amount transferred to the general provision for loan losses	(397)	(1,001)	(603)

Total sum of credit sales related costs (gains)	(292)	(315)	(22)

Sources of Funds

DBJ’s sources of funds consist of its capital, borrowings from the government, issuance of bonds and internally generated funds such as loan recoveries.

DBJ’s capital rose by ¥21,175 million in the fiscal year ended March 31, 2005, bringing the total to ¥1,215,461 million. This capital increase was paid out of the Industrial Investment Special Account of the Japanese Government, and was intended to assist DBJ with its programs of investments in business rehabilitation funds, industrial reorganization funds and urban rehabilitation funds.

The aggregate amount of the government loans is decided annually as part of the Fiscal Investment and Loan Program, and actual disbursement of the loans is made in installments during the fiscal year to satisfy the DBJ’s funding requirements. Aggregate borrowings by the end of fiscal year 2004 amounted to ¥10,193,136 million. The breakdown was as follows: ¥9,676,259 million from the Fiscal Loan Fund, ¥150,728 million from the Reserve Funds of the Postal Life Insurance Special Account and ¥366,149 million from the Industrial Investment Special Account. In the fiscal year 2005, DBJ expects to borrow approximately ¥568,000 million from the Japanese Government.

In the fiscal year 2004, DBJ issued government-guaranteed bonds in the amount of ¥125,000 million in the domestic and overseas market and non-guaranteed bonds in the amount of ¥240,000 million in the domestic market. Including bonds issued by JDB and HTDF prior to the creation of DBJ on October 1, 1999, the total aggregate amount of bonds issued by DBJ in overseas markets was ¥2,272,348 million, with an aggregate amount outstanding of ¥663,621 million at the end of fiscal year 2004. The government-guaranteed bonds and government-underwritten bonds issued in the domestic market totaled ¥2,314,800 million, with an outstanding amount of ¥551,180 million at the end of fiscal year 2004. Non-guaranteed bonds in the aggregate amount of ¥240,000 million were publicly offered and ¥780,000 million remained outstanding at the end of fiscal year 2004. In the fiscal year 2005, DBJ expects to issue bonds as follows: government-guaranteed bonds in the amount of ¥190,000 million in overseas markets, government-guaranteed bonds in the amount of ¥60,000 million in the domestic market and non-guaranteed bonds in the amount of ¥240,000 million in the domestic market.

Risk Management

We have clarified the risk management responsibilities of our divisions and have built an asset-liability and risk management system controlled by the Finance Planning & Coordination Department to carry out comprehensive asset-liability and risk management. The Asset-Liability Management Committee, led by the Governor of DBJ, sets forth the basic policies for overall asset-liability and risk management and regularly monitors risks.

Credit Risk

Credit risk is a risk of loss as a result of a decrease in or loss of the value of a debtor’s assets due to deteriorated financial conditions. Despite the fact that we apply what we believe are appropriate accounting standards for allowance for doubtful accounts and non-performing loans, we assume the risks of deterioration of asset values due to unexpected causes.

Market Risk

Market risk consists of interest rate risk and foreign exchange risk. We face the interest rate risks arising from assets related to our banking operations and debts as a result of differences in maturity periods between our funding and lending activities and foreign exchange risks related to foreign currency transactions. We address these risks by conducting interest rate and currency swap transactions for the purpose of hedging. However, there is a possibility that asset values may deteriorate due to any sharp changes in the market.

In principle, we do not conduct any trading operations and we hold investment securities to maturity. However, we do conduct derivative trading, such as interest rate and currency swap transactions as described above, and credit derivative transactions. We conduct credit derivative transactions within areas of ongoing risk as part of our debt guarantee operations.

Liquidity Risk

We are subject to liquidity risk, or the risk of having insufficient funds due to an excessive disparity between collection of funds and our repayment obligations or of failing to raise sufficient funds in the event of an emergency. In addition to careful management of projected cash flows, careful maintenance of funds we have on hand and overdraft lines of credit that we have established with multiple private financial institutions, we rely on a stable procurement of funds from the government’s Fiscal Investment and Loan Program. However, we may still face a risk of increased funding requirements in the event of an emergency.

Administrative risk

We face administrative risks that can cause unexpected losses, despite our efforts to prevent and reduce administrative risks by promoting appropriate redundancy and training for our administrative operations.

System risk

We manage system risks arising from failure or malfunctioning of our computer system by closely monitoring our information security department and information asset administrators.

Risks in relation to national policy changes and policy finance reform

As a public financial institution, we face a high risk that our business and performance will be affected by national policy change, such as the public financial institution reform proposed by CEFP at its meeting held on February 28, 2005 and the basic policies for economic and fiscal management and structural reform 2005 approved by the Cabinet in June 21, 2005.

MANAGEMENT

DBJ is managed by a Governor, two Deputy Governors and up to 12 Senior Executive Directors. In addition to these officers, DBJ has up to two Auditors. The Governor and the Auditors are appointed by the Minister of Finance, and the Deputy Governors are appointed by the Governor with the approval of the Minister of Finance. The Senior Executive Directors are appointed by the Governor.

The Governor is DBJ’s chief executive officer, and the Deputy Governors serve as his alternate. The Senior Executive Directors perform various management functions in accordance with delegations from the Governor, but final authority in all matters resides exclusively with the Governor.

The Auditors audit the business of DBJ and may submit their views to the Governor or the Minister of Finance when they deem it necessary on the basis of the result of their audit. The Auditors audit DBJ’s financial statements semi-annually. Their opinion, together with the financial statements, is submitted to the Minister of Finance within two months after the end of each semi-annual period, or within three months after the end of each fiscal year.

DBJ’s Governor, Deputy Governors, Senior Executive Directors and Statutory Auditors are as follows:

Title	Name
Governor	Takeshi Komura

Deputy Governors	Kimio Yamaguchi

Sumihito Ohkawa

Senior Executive Directors	Mikio Araki

Fumio Inui

Fumiyuki Kashima

Kozo Oikawa

Keiji Taga

Kenichi Fukaya

Fumio Matsubara

Hirokazu Horinouchi

Hisato Nagaoka

Hisao Ochi

Keimei Kaizuka

Toshiharu Kitamura

Auditors	Hiroyuki Hoshi

Hideki Ogata

DEBT RECORD

There has been no default in the payment of interest or principal on any obligation of DBJ or its predecessors.

FINANCIAL STATEMENTS OF DEVELOPMENT BANK OF JAPAN AND AUDITORS

The DBJ Law requires DBJ to prepare statutory financial statements semi-annually and to submit them, together with an opinion of both Auditors thereon, to the Minister of Finance. As described under “Management”, the Auditors are appointed by the Minister of Finance. Their duties under the DBJ Law include performing an audit of DBJ’s statutory financial statements, which may not be comparable to an audit as that term is generally understood in the United States of America. DBJ’s statutory financial statements are made available to the public. The accounts of the Japanese government agencies, which include DBJ, are examined annually by the Board of Audit to determine compliance with certain statutory requirements. The Board of Audit is an independent body created by the Constitution of Japan, and its Examination Reports on the accounts of DBJ and the other Japanese government agencies, together with its Audit Reports on the final accounts of the government, are submitted to the Diet through the Cabinet.

Since the fiscal year ended March 31, 2001, DBJ has prepared and made public financial statements prepared in accordance with accounting principles and practices generally accepted for commercial enterprises in Japan (Japanese GAAP), in addition to preparing the statutory financial statements in accordance with the DBJ Law and regulations thereunder. DBJ’s Japanese GAAP financial statements consist of balance sheets, statements of operations, statements of cash flows, statements of equity, and accompanying notes, all presented in accordance with Japanese GAAP and available in English as well as in Japanese (see Exhibit 4 to this Annual Report on Form 18-K for the English language translation). DBJ’s Japanese GAAP consolidated and non-consolidated financial statements have been audited by ChuoAoyama PricewaterhouseCoopers, independent accountants, as stated in their reports, which are incorporated in Exhibit 4 to this Annual Report on Form 18-K. In preparing the financial statements presented in accordance with Japanese GAAP, DBJ made necessary adjustments to its statutory financial statements, which were prepared based on the DBJ’s statutes and related regulations as well as accounting principles applied to special public corporations.

The principal differences in the accounting practices between the two sets of financial statements are as follows:

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises
Asset self-assessment and allowance in relation to loans and equity investments	An allowance for loan losses, prescribed in Section 16 of Notification No. 284 (1999) of the Ministry of Finance pursuant to Article 4, Paragraph 3 of the Enforcement Order for the DBJ Law, is established (up to 0.3% of the outstanding loan amount at the fiscal year end).	Borrowers and creditors are categorized in accordance with the Financial Inspection Manual of the Financial Services Agency, (“the Financial Inspection Manual”), and an allowance is established, including an allowance for partial direct write-offs.

	An allowance for equity investment losses is not required.	An allowance for equity investment losses is established in the same manner as the allowance for loan losses, in accordance with the Financial Inspection Manual.

	Accounting principles applied to special public corporations	Accounting principles applied to commercial enterprises
Allowance for Employee Retirement Benefits	An allowance for employee retirement benefits is not required (no carry-over to the next term).	An allowance for retirement benefits, including such benefits for officers, is calculated based on the accrued retirement benefits and projected retirement assets at the date of the balance sheets and in consideration of any actuarial differences in accordance with the accounting principles regarding retirement benefits.(Opinion letter, dated Jun. 16, 1998, on establishment of the accounting principles in relation to employee retirement benefits, submitted by Business Accounting Council).

Financial instruments and others	No mark-to-market accounting is applied.

Available-for-sale securities are evaluated using market values and hedge accounting for interest swap transactions is applied in accordance with the accounting principles for financial instruments (Opinion letter, dated Jan. 22, 1999, on establishment of the accounting principles in relation to financial instruments, submitted by Business Accounting Council).

Some foreign currency denominated assets are translated into Japanese yen using the market exchange rate prevailing at the end of the fiscal term, and foreign currency swaps in relation to foreign denominated loans and bonds are translated at contractual rates, in accordance with the accounting principles for foreign currency denominated transactions (Opinion letter, dated Oct. 22, 1999, on amendment of the accounting principles for foreign currency denominated transactions, submitted by Business Accounting Council).

Accounting principles generally considered most fair and suitable are applied for appropriation of other items, such as unpaid and prepaid expenses.

Note:	The total amount of difference between the balance sheets is included in “Accumulated Deficit” under “Retained Earnings” and “Net Unrealized Gains on Available-for-sale Securities, Net of Taxes” under “Equity”, and the total amount of difference between the statements of earnings is included in “Net earnings/losses”, each in the non-consolidated financial statements prepared in accordance with Japanese GAAP.

REPORT OF AUDITORS

MR. TAKESHI KOMURA, Governor

DEVELOPMENT BANK OF JAPAN

9-1, Otemachi 1-chome

Chiyoda-ku, Tokyo

We have audited the balance sheet of Development Bank of Japan (“DBJ”) as of March 31, 2005 and the related statements of earnings for the fiscal year ended March 31, 2005. Our audit was made in accordance with the Development Bank of Japan Law and the regulations thereunder.

The accounting principles and procedures followed by DBJ are those generally followed by special public corporations in Japan, and the aforesaid balance sheets and statements of earnings have been prepared in conformity with such accounting principles and procedures applied on a consistent basis in all material respects.

The accompanying balance sheet of DBJ as of March 31, 2005 and statements of earnings for the fiscal year ended March 31, 2005 have been prepared by reclassifying the aforesaid financial statements. We have reviewed the reclassifications made in preparing such financial statements and, in our opinion, such statements, as reclassified, fairly present on a consistent basis the financial position of DBJ as of March 31, 2005 and the results of its operations for the fiscal year ended March 31, 2005.

/s/ HIROYUKI HOSHI
Hiroyuki Hoshi
Auditor
Development Bank of Japan

/s/ HIDEKI OGATA
Hideki Ogata
Auditor
Development Bank of Japan

Tokyo, January 18, 2006

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED BALANCE SHEETS

	(Millions of yen)		(Thousands of U.S. dollars)
March 31	2005	2004	2005
ASSETS:
Cash and Due from Banks (Note 3)	¥18,035	¥19,206	$167,947
Securities (Note 4)	320,825	327,918	2,987,484
Loans (Note 5)	13,965,566	14,840,881	130,045,314
Less-Allowance for Loan Losses	(41,896)	(44,522)	(390,136)

	13,923,669	14,796,358	129,655,178
Equity Investments	200,132	244,077	1,863,601
Premises and Equipment (Note 6)	57,064	57,029	531,374
Less—Accumulated depreciation	(19,704)	(19,101)	(183,484)

	37,359	37,928	347,890
Accrued Income Receivable (Note 7)	60,633	68,898	564,615
Other Assets (Note 8)	9,208	533	85,745
Unamortized discount on Bonds and Notes	2,618	2,296	24,386
Customer’s Liabilities for Acceptances and Guarantees	98,757	76,821	919,612

TOTAL ASSETS	¥14,671,241	¥15,574,038	$136,616,458

	(Millions of yen)		(Thousands of U.S. dollars)
	2005	2004	2005
LIABILITIES, CAPITAL AND STATUTORY RESERVE:
Liabilities:
Bonds and Notes	¥1,994,801	¥1,780,606	$18,575,297
Long-term Borrowings (Note 9)	10,214,800	11,403,450	95,118,726
Accrued Expenses Payable (Note 10)	38,155	51,126	355,299
Other Liabilities (Note 11)	29,711	40,726	276,672
Acceptance and Guarantees	98,757	76,821	919,612

TOTAL LIABILITIES	12,376,225	13,352,730	115,245,606

Capital and Statutory Reserve:
Capital (Note 12)	1,215,461	1,194,286	11,318,195
Statutory Reserve (Note 2(j))	1,079,554	1,027,021	10,052,657

TOTAL CAPITAL AND STATUTORY RESERVE	2,295,015	2,221,307	21,370,852

TOTAL LIABILITIES, CAPITAL AND STATUTORY RESERVE	¥14,671,241	¥15,574,038	$136,616,458

Accompanying notes are an integral part of these financial statements.

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED STATEMENTS OF EARNINGS

	(Millions of yen)		(Thousands of U.S. dollars)
For the Fiscal Years ended March 31	2005	2004	2005
Interest Income:
Interest on Loans	¥427,027	¥482,935	$3,976,415
Income on Securities	1,425	1,700	13,273
Other Interest Income	242	232	2,261

	428,695	484,867	3,991,949

Interest Expenses:
Interest on Bonds and Notes	38,613	37,572	359,559
Interest on Borrowings	278,851	336,034	2,596,620

	317,464	373,606	2,956,179

Net Interest Income	111,231	111,260	1,035,770

Other Income
Fees and Commissions (Note 13)	2,250	2,839	20,952
Others (Note 14)	5,522	4,204	51,421

	7,772	7,044	72,373

Administrative and Other Expenses:
Salaries and related expenses	16,628	16,928	154,846
Other administrative expenses	9,603	9,966	89,427
Depreciation	924	982	8,610
Fees and Commissions (Note 15)	54	16	508
Write-off of Claims (Note 16)	35,837	61,503	333,715
Others (Note 17)	6,047	5,641	56,309

	69,096	95,039	643,415

Earnings before Provision for Loan Losses	49,907	23,266	464,728
Reversal of Allowance for Loan Losses	2,625	2,847	24,452

Net Earnings (Note 2(i))	¥52,533	¥26,113	$489,180

Appropriation of Net Earnings (Note 2(j)):
Statutory Reserve	41,896	26,113	390,136
Payment to National Treasury	10,636	—	99,044

Total Appropriation of Net Earnings	¥52,533	¥26,113	$489,180

Accompanying notes are an integral part of these financial statements.

DEVELOPMENT BANK OF JAPAN

NON-CONSOLIDATED LIST OF ASSETS

March 31, 2005	Millions of yen	Thousands of U.S. dollars	Remark (Millions of yen/Thousands of U.S. dollars)
Cash and Due from banks	¥18,035	$167,947
Cash	2	25
Due from banks	18,033	167,922	Current deposits: 24 banks, including Bank of Japan		¥2,433		$22,658
			Ordinary deposits: 2 banks, including Sumitomo Mitsui Banking Corporation		¥15,600		$145,264

Securities	320,825	2,987,484
Japanese Government Bonds	259,990	2,420,996	Issues		Face value		Book value
			Financing bills: 2 holdings	¥ $	30,000 279,356	¥ $	29,999 279,354
			Coupon-bearing government bonds (2,5,10,15,30 years): 31 holdings	¥ $	222,800 2,074,681	¥ $	226,190 2,106,257
			Treasury bills: 1 holding	¥ $	3,800 35,385	¥ $	3,799 35,385
Corporate Bonds	50,814	473,7177	28 holdings
Other Securities	10,020	93,311			Book value
			Collateralized debt obligations: 2 holdings		¥10,000		$93,119
			Equity acquired by excising the warrants, etc.: 2 holdings		¥20		$192
Loans	13,965,566	130,045,314	14,759 holdings
Yen loans	13,874,500	129,197,319	14,725 holdings
Direct loans	13,873,289	129,186,045	14,717 holdings
Agency loans	1,210	11,274	8 holdings
Foreign currency loans	91,066	847,995	34 holdings

Allowance for Loan Losses	(41,896)	(390,136)

Equity Investments	200,132	1,863,601	471 holdings

Premises and Equipment	37,359	347,890
Premises and Equipment for Business	37,359	347,890			Book value
			(1) Land: 89 properties/ 65% of 43,966m2, and 134,187m2		¥20,419		$190,143
			(2) Buildings: 214 buildings/ 95% of 2,244m2, 65% of 846m2, and 108,608m2 (Gross floor area)		16,577		154,366
			(3) Equipment: 2,005 items		360		3,357
			(4) Petty sum depreciable assets: 108 items (depreciated over three years as prescribed by tax code)		1		13
			(5) Key money and other: 1 holding		1		11
			* Accumulated depreciation amounted to ¥19,704 million ($183,484 thousand).

Accrued Income Receivable	60,633	564,615
Accrued Interest on Loans	59,976	558,496	Interest accrued on loans but not yet received at the end of the fiscal year
Accrued Interest on Securities	643	5,991	Interest accrued on securities but not yet received at the end of the fiscal year
Accrued Guarantee Fees	13	128	Fees accrued on guarantees but not yet received at the end of the fiscal year

Other Assets	9,208	85,745
Suspense payments	910	8,483	34 holdings
					Deposits and guarantees relating to land and buildings leased for business use
Guarantee deposits	384	3,578	84 holdings
Estimated payments	7,799	72,627	Estimated payment to the National Treasury
Others	113	1,057	109 holdings

Unamortized discount on Bonds and Notes	2,618	24,386	Difference between face value and proceeds from bonds
Customers’ Liabilities for Acceptance and Guarantee	98,757	919,612	52 cases

Total Assets	¥14,671,241	$136,616,458

Note:	Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥107.39=$1.00, the effective exchange rate prevailing as of March 31, 2005, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

DEVELOPMENT BANK OF JAPAN

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Development Bank of Japan (“DBJ”) maintains its records and prepares its statutory financial statements in accordance with Development Bank of Japan Law (“DBJ Law”) and the regulations thereunder and in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements from the International Financial Reporting Standards. The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and procedures generally accepted in countries and jurisdictions other than Japan.

Consolidated financial statements are not prepared because DBJ has no subsidiaries under the DBJ Law.

The amounts indicated in millions of yen are rounded down by omitting the figures less than one million yen. Accordingly, the sum of each amount appearing in the accompanying financial statements and the notes thereto may not be equal to the sum of the individual account balances.

Amounts in U.S. dollars are presented solely for the convenience of readers outside Japan. The rate of ¥107.39=$1.00, the effective exchange rate prevailing as of March 31, 2005, has been used in conversion. The presentation of such amounts is not intended to imply that Japanese yen amounts have been or could have been readily translated, realized or settled in U.S. dollars at that rate or any other rate.

2. Summary of Significant Accounting Policies

(a) Securities

Securities are stated at cost, which is determined by the moving average method.

Under the DBJ Law, DBJ cannot invest surplus funds except in Japanese Government Bonds or other bonds permitted by the DBJ Law, or in deposits at the Fiscal Loan Fund, Bank of Japan or the financial institutions specified by the Minister of Finance.

(b) Derivatives

Derivative transactions are not recorded on the non-consolidated balance sheets. Income and expenses from derivative transactions are recognized in the non-consolidated statements of earnings on a cash basis.

(c) Translation of accounts denominated in foreign currencies

DBJ holds foreign currency swap to hedge exchange rate risks on its loans, bonds and notes that are denominated in foreign currencies. These foreign currency swaps are not recognized in the non-consolidated balance sheets. The foreign currency denominated loans, bonds and notes that are being hedged are measured at the contract rates of the respective foreign currency swaps designated as hedging instruments.

(d) Depreciation method for Premises and Equipment

In accordance with certain provisions set forth the Corporation Tax Law, depreciation is provided based on the declining balance method for all Premises and Equipment except for buildings and key money, which are depreciated based on the straight-line method.

(e) Unamortized discounts on Bonds and Notes

Discounts on bonds and notes are amortized using the straight-line method over the average period of redemption in accordance with an ordinance defined by the Ministry of Finance.

(f) Bonds and Notes issuance costs

Bonds and notes issuance costs are recorded as expenses in the period they are incurred in accordance with a provision defined by the Ministry of Finance.

(g) Allowance for Loan Losses

A provision for loan losses is established in accordance with the requirements set forth by the Ministry of Finance pursuant to the DBJ Law. Under the provision, the allowance for loan losses is limited to 0.3% of loans outstanding at end of each fiscal year.

(h) Employee retirement benefits

In accordance with the DBJ Law and regulations thereunder, employee retirement benefits to employees (including payment to employees reaching retirement age) are included in DBJ’s budget of revenues and expenditures on the basis of anticipated payments to be made during the relevant year and are included in “Salaries and related expenses” in the non-consolidated statements of earnings when paid.

(i) Income taxes

DBJ is exempt from taxes based on income, however DBJ is subject to parity taxes of the inhabitants’ taxes among local taxes.

(j) Appropriation of net earnings

In accordance with provisions of the DBJ Law and a related law, DBJ is required to set aside out of net earnings as a statutory reserve, the larger of (i) an amount equivalent to 20% of net earnings or (ii) an amount equivalent to 0.3% of loans outstanding at the end of each fiscal year (if this amount is in excess of the amount of net earnings for the year, then the amount of such net earnings). The reserve provided may only be used to cover net losses. The balance of net earnings remaining each year, after providing for this reserve, is to be paid to the National Treasury by May 31 of the following fiscal year. Interim payments are provided for under the Cabinet Order.

As for the fiscal years ended March 31, 2004, the payment to National Treasury was not made, because the amount of net earnings was not in excess of such required amounts.

(k) Consumption tax

Income and expense subject to consumption tax include related consumption taxes paid or received.

3. Cash and Due from banks

Cash and Due from banks as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Cash	¥2	¥2	$25
Due from banks	18,033	19,204	167,922

	¥18,035	¥19,206	$167,947

4. Securities

Securities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Japanese Government Bonds	¥259,990	¥248,586	$2,420,996
Corporate Bonds	50,814	69,310	473,177
Other securities	10,020	10,020	93,311

	¥320,825	¥327,918	$2,987,484

5. Loans

Loans as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Yen loans	¥13,874,500	¥14,733,869	$129,197,319
Direct loans	13,873,289	14,732,453	129,186,045
Agency loans	1,210	1,415	11,274
Foreign currency loans	91,066	107,012	847,995

	¥13,965,566	¥14,840,881	$130,045,314

Pursuant to the DBJ Law and regulations thereunder, loans in arrears are defined as the loans for which the principal payments are overdue by six months or more. This categorization is different from the categorization of non-performing loans as defined under the Banking Law and the Financial Revitalization Law. The amounts of the loans in arrears included in “Loans” on the non-consolidated balance sheets as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Loan past-due for six months or more as to principal payments	¥74,634	¥95,466	$694,990

	¥74,634	¥95,466	$694,990

6. Premises and Equipment

Premises and Equipment as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Premises and Equipment for Business	¥57,064	¥56,888	$531,374
Construction in progress	—	141	—

	¥57,064	¥57,029	$531,374

Less - Accumulated Depreciation	(19,704)	(19,101)	(183,484)

Net Book Value	¥37,359	¥37,928	$347,890

7. Accrued Income Receivable

Accrued Income Receivable as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Accrued Interest on Loans	¥59,976	¥68,051	$558,496
Accrued Interest on Securities	643	835	5,991
Accrued Guarantee Fees	13	10	128

	¥60,633	¥68,898	$564,615

8. Other Assets

Other Assets as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Suspense payments	¥910	¥95	$8,483
Guarantee deposits	384	384	3,578
Estimated Payments	7,799	—	72,627
Others	113	53	1,057

	¥9,208	¥533	$85,745

9. Long-term Borrowings

DBJ borrows funds from the Japanese Government in order to meet funding requirements for the conduct of operations specified in the DBJ Law. DBJ also accepts other funds received from government sources in order to apply them to the sources of funds necessary to financially contribute to a particular government policy with respect to the operations provided in the DBJ Law, as provided in the Cabinet Order.

Long-term Borrowings as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Fiscal Loan Fund	¥9,676,259	¥10,755,891	$90,103,911
Reserve Funds of the Postal Life Insurance Special Account	150,728	219,838	1,403,557
Industrial Investment Special Account	366,149	402,869	3,409,526
Funds entrusted	21,663	24,851	201,732

	¥10,214,800	¥11,403,450	$95,118,2726

10.	Accrued Expenses Payable

Accrued Expenses Payable as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Accrued Interest on Bonds and Notes	¥5,943	¥7,204	$55,342
Accrued Interest on Long-term Borrowings	32,209	43,918	299,934
Other Accrued Expenses	2	2	22

	¥38,155	¥51,126	$355,298

11.	Other Liabilities

Other Liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Loan Redemption	¥7,939	¥6,038	$73,928
Suspense Receipts	2,962	2,845	27,583
Unearned Income	18,692	31,714	174,063
Others	117	128	1,098

	¥29,711	¥40,726	$276,672

12.	Capital

The Japanese Government is the sole owner of the equity interest, which is not evidenced by documents such as stock certificates, but is evidenced at the Registration Office of the Legal Affairs Bureau of Japan.

13.	Fees and Commissions (Income)

Fees and Commissions (Income) for the fiscal years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2005	2004	2005
Commissions Received	¥2,102	¥2,257	$19,576
Guarantee Fees	147	582	1,376

	¥2,250	¥2,839	$20,952

14.	Others (Income)

Others (Income) for the fiscal years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2005	2004	2005
Miscellaneous Interest received	3,014	2,846	28,069

Collection of Written-off Claims	¥32	¥71	$300
Income from Equity Investments	103	27	968
Others*	2,371	1,259	22,083

	¥5,522	¥4,204	$51,420

*	“Miscellaneous Interest received” is mainly composed of receipt from credit derivative transactions.

15.	Fees and Commissions (Expenses)

Fees and Commissions (Expenses) for the fiscal years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2005	2004	2005
Commissions paid	¥54	¥16	$508

	¥54	¥16	$508

16.	Write-off of Claims

DBJ writes-off loans past-due, equity investments and securities declined in value drastically, only after exhausting all available remedies including realization on any collateral and disposal by sale of claims. Write-offs are recorded at fiscal year end only with the approval of the Minister of Finance. The amounts of Loans, Equity Investments and Securities written off for the fiscal years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2005	2004	2005
Securities written-off	¥—	¥30	$—
Loans written-off	29,068	57,194	270,679
Equity Investments written-off	6,769	4,279	63,036

	¥35,837	¥61,503	$333,715

17.	Others (Expenses)

Others (Expenses) for the fiscal years ended March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
For the fiscal years ended March 31	2005	2004	2005
Miscellaneous Interest paid	2,598	2,485	24,195

Amortization of Discount on Bonds and Notes	¥371	¥337	$3,459
Bonds and Notes Issuance cost	881	1,201	8,211
Others*	2,195	1,616	20,444

	¥6,047	¥5,641	$56,309

*	“Miscellaneous Interest paid” is mainly composed of payment for credit derivative transaction.

18.	Credit Derivative Transactions

DBJ utilizes credit default swap as part of its “Acceptances and Guarantee on Customers’ Debts” business within the limit of a certain definite amount of risk. Contract value as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
March 31	2005	2004	2005
Sold	¥1,853,901	¥2,129,857	$17,263,262
Bought	1,837,501	2,113,457	17,110,548

SUPPLEMENTAL INFORMATION OF DEVELOPMENT BANK OF JAPAN

Outstanding Bonds

(Yen amounts in millions)
Guaranteed foreign bonds and notes as of March 31, 2005(1):
Dollar obligations
6 7/8% Guaranteed Bonds Due 2011 ($750,000) issued in 1999	78,975
Japanese yen obligations
2 7/8% Guaranteed Bonds Due 2006 (¥ 50,000,000) issued in 1996	50,000
1.81% Guaranteed Bonds Due 2028 (¥ 25,000,000) issued in 1998(2)	25,000
1.75% Guaranteed Bonds Due 2010 (¥100,000,000) issued in 2000	100,000
1.40% Guaranteed Bonds Due 2012 (¥75,000,000) issued in 2002	75,000
1.70% Guaranteed Bonds Due 2022 (¥75,000,000) issued in 2002	75,000
1.70% Guaranteed Bonds Due 2022 (¥30,000,000) issued in 2003	30,000
1.05% Guaranteed Bonds Due 2023 (¥75,000,000) issued in 2003	75,000
1.60% Guaranteed Bonds Due 2014 (¥75,000,000) issued in 2004	75,000
Subtotal	¥583,975
Euro obligations
5.625% Guaranteed Bonds due 2011 (EUR 75,000) issued in 2001	¥79,646
Total foreign bonds and notes	¥663,621

Guaranteed domestic bonds as of March 31, 2005:
Japanese yen obligations
3.1% Guaranteed Bonds Due 2006 issued in 1996	¥10,000
2.9% Guaranteed Bonds Due 2006 issued in 1996	10,000
1.8% Guaranteed Bonds Due 2010 issued in 2000	50,000
1.9% Guaranteed Bonds Due 2010 issued in 2000	50,000
1.8% Guaranteed Bonds Due 2010 issued in 2000	50,000
1.6% Guaranteed Bonds Due 2011 issued in 2001	50,000
1.4% Guaranteed Bonds Due 2011 issued in 2001	50,000
0.8% Guaranteed Bonds Due 2013 issued in 2003	50,000
1.3% Guaranteed Bonds Due 2014 issued in 2004	30,000
1.8% Guaranteed Bonds Due 2014 issued in 2004	30,000
1.3% Guaranteed Bonds Due 2015 issued in 2005	20,000
3.6% Underwritten Bonds Due 2005 issued in 1995	4,500
3.3% Underwritten Bonds Due 2005 issued in 1995	5,000
2.9% Underwritten Bonds Due 2005 issued in 1995	1,000
2.9% Underwritten Bonds Due 2005 issued in 1995	7,000
3% Underwritten Bonds Due 2005 issued in 1995	1,500
3% Underwritten Bonds Due 2005 issued in 1995	5,500
3.1% Underwritten Bonds Due 2006 issued in 1996	2,000
3.3% Underwritten Bonds Due 2006 issued in 1996	1,700
3.3% Underwritten Bonds Due 2006 issued in 1996	13,570
3.4% Underwritten Bonds Due 2006 issued in 1996	8,000
3.4% Underwritten Bonds Due 2006 issued in 1996	1,500
3.4% Underwritten Bonds Due 2006 issued in 1996	5,000
3.4% Underwritten Bonds Due 2006 issued in 1996	2,500
3.2% Underwritten Bonds Due 2006 issued in 1996	1,500
3.2% Underwritten Bonds Due 2006 issued in 1996	6,000
2.9% Underwritten Bonds Due 2006 issued in 1996	1,200
2.8% Underwritten Bonds Due 2006 issued in 1996	2,000

(Yen amounts in millions)
2.6% Underwritten Bonds Due 2007 issued in 1997	700
2.6% Underwritten Bonds Due 2007 issued in 1997	8,200
2.4% Underwritten Bonds Due 2007 issued in 1997	3,000
2.6% Underwritten Bonds Due 2007 issued in 1997	3,250
2 1/2% Underwritten Bonds Due 2007 issued in 1997	8,500
2% Underwritten Bonds Due 2007 issued in 1997	7,200
2.1% Underwritten Bonds Due 2007 issued in 1997	2,450
2% Underwritten Bonds Due 2008 issued in 1998	1,050
2.2% Underwritten Bonds Due 2008 issued in 1998	2,150
2% Underwritten Bonds Due 2008 issued in 1998	5,650
1.9% Underwritten Bonds Due 2008 issued in 1998	2,700
1.9% Underwritten Bonds Due 2008 issued in 1998	5,700
1.7% Underwritten Bonds Due 2008 issued in 1998	1,300
1.8% Underwritten Bonds Due 2008 issued in 1998	10,190
1.8% Underwritten Bonds Due 2008 issued in 1998	6,500
1.1% Underwritten Bonds Due 2008 issued in 1998	5,000
1.1% Underwritten Bonds Due 2008 issued in 1998	4,000
1.2% Underwritten Bonds Due 2008 issued in 1998	4,170

Subtotal	¥551,180
Non-guaranteed domestic bonds:
0.60% Non-guaranteed Bonds due 2006 issued 2001	50,000
0.78% Non-guaranteed Bonds due 2007 issued 2002	50,000
0.67% Non-guaranteed Bonds due 2007 issued 2002	50,000
0.52% Non-guaranteed Bonds due 2007 issued 2002	50,000
1.23% Non-guaranteed Bonds due 2012 issued 2002	50,000
0.41% Non-guaranteed Bonds due 2008 issued 2003	50,000
0.78% Non-guaranteed Bonds due 2013 issued 2003	60,000
0.40% Non-guaranteed Bonds due 2008 issued 2003	50,000
1.58% Non-guaranteed Bonds due 2013 issued 2003	50,000
1.17% Non-guaranteed Bonds due 2010 issued 2003	20,000
1.83% Non-guaranteed Bonds due 2018 issued 2003	10,000
0.68% Non-guaranteed Bonds due 2009 issued 2004	50,000
1.59% Non-guaranteed Bonds due 2014 issued 2004	50,000
0.99% Non-guaranteed Bonds due 2009 issued 2004	50,000
0.64% Non-guaranteed Bonds due 2008 issued 2004	30,000
1.52% Non-guaranteed Bonds due 2014 issued 2004	50,000
1.05% Non-guaranteed Bonds due 2011 issued 2004	20,000
0.62% Non-guaranteed Bonds due 2010 issued 2005	40,000
Subtotal	¥780,000

Total domestic bonds	¥1,331,180

Total bonds	¥1,994,801

(1)	The actual foreign currency amounts of obligations are set forth in parentheses (in thousands of units of foreign currency) for foreign borrowings. Translations of actual foreign currency amounts into yen amounts have been made in accordance with the method stated in Note 1 of “Notes to Financial Statements”.

(2)	These bonds have put options which can be exercised by investors in 2008, 2013, 2018 and 2023.